EXHIBIT 99.1

Skylight Health Group Reports First Quarter 2022 Financial Results

Revenue Growth of 255% Year over Year and Entry into Full-Risk in 2022

TORONTO, May 16, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced its financial results for the first quarter ended March 31, 2022.

  Strong revenue growth of 255% Year over Year through the continued acquisition of primary care practices.
  Accelerates its 3-5 year journey to Medicare Advantage (“MA”) full risk into 2022 with the acquisition of NeighborMD (“NMD”) and the joint venture (“JV”) with Collaborative Health Systems (“CHS”).
  Over $70 million revenue run rate on a proforma basis with the acquisition of NMD and before any revenue synergies from new MA contracts within current practices.
  Closes a US $20 million credit facility with US $10 million remaining and an additional $4.2 million in cash at the end of the first quarter.

“We are pleased to continue executing against our business model into 2022,” said Prad Sekar, CEO and Co-Founder of Skylight Health, “Over the past 18 months, Skylight has seen transformative growth in annualized revenue from $13 million to over $70 million on a proforma basis today. As we continue to focus on integration and leveraging the revenue and cost synergies between our assets, we are very focused on a pathway to profitability. Based on performance today, the practices remain profitable from an operating model. Corporate and administrative expenses related to the public market listings and integrations have been the primary contributors to a negative EBITDA, and we have since seen the majority of these costs decrease over the past few months. We project expenses, on a proforma basis, to be 40-50% lower than this reported quarter, as we continue to find further cost and revenue synergies.”

Financial Highlights:

  Revenues for the quarter were $7.7 million, compared to $2.7 million for Q1 2021 (excluding revenue from discontinued operations of $2.8 million), an increase of $5.0 million, and down 18% from the previous quarter. The reduction in revenue can be attributed to two primary reasons, the implementation of a new electronic medical record system (“EMR”) and secondly, the reduction in urgent care visits as COVID-19 cases reduced within the markets;
  Gross profit was $3.4 million for the quarter, compared to $1.2 million for Q1 2021 (excluding gross profit from discontinued operations of $2.2 million), an increase of $2.2 million and down 36% from the previous quarter;
  Gross margin was 44% for the quarter, compared to 55% for Q1 2021 (discontinued operations gross margin of 77%) and 57% in the previous quarter. The Company expects to see this number improved in the upcoming quarters as it transitions to higher value-based care (“VBC”) models which will yield a higher gross margin;
  Adjusted EBITDA loss of $6.7 million in the quarter compared to loss of $1.9 million in Q1 2021, driven by net loss and compared to loss of $5.1 million in the previous quarter. Majority of these expenses were related to one time integration and platform development costs. The Company has already seen a significant reduction in these expenses resulting in an expected EBITDA improvement from this period onwards;
  Loss from continuing operations in the quarter was $7.6 million, with approximately $1.7 million in share-based compensation and depreciation and amortization and $1.0 million in professional fees related to accounting, legal and consulting fees;
  Cash balance of $4.2 million as of March 31, 2022, not including the remaining US $10 million debt facility.

Operational Highlights:

  The launch of Athena Health EMR across all practices providing a strong foundation to manage practices across multiple markets efficiently and track operations and revenues.
  Establishment of a centralized dashboarding and reporting platform to provide key performance indicators across multiple stakeholders in the organization, pulling data from Athena, financials and accounting systems and other applicable applications.
  Initiated multiple cost saving initiatives driven by centralized system opportunities to benefit a positive contribution from existing practices and realize over a 40-50% savings at a corporate level on a proforma basis.
  Entered into a JV partnership with CHS, a population health management services organization and wholly owned subsidiary of Centene Corporation (NYSE: CNC), to integrate essential VBC services and contracts into Skylight Health’s growing enterprise of primary care practices.
  Closed on the acquisition of NMD, to add 9 new practices in the Florida market, and enter full risk on 2,400 Medicare Advantage lives with Humana and CarePlus. Purchase price consideration was $10.2 million (US$ 8.0 million) for an annualized revenue contribution from NMD of an estimated US $35 million.
  Closed a $25.5 million (US$ 20.0 million) debt facility with FLC Credit Partners (“FLC”), a New York based lender. Post the closing of NMD, the Company still has $12.8 million (US$ 10.0 million) available in the facility. With the JV and NMD acquisition in place, the Company is now ready to begin transitioning Medicare Advantage lives within its current practices, realizing a growth of US $200-$400 to US $10,000 - $12,000 per member per year under current capitated payor contracts.

First Quarter Performance:

Q1 2022 was an extension of efforts from 2021 and 2020 from both a healthy and robust market for raising equity and opportunities for acquisition. As previously communicated in the last earning call, integration of systems, resources and technology continued through to the end of Q1 2022. Costs and time associated with these integrations have now largely been realized, and the Company has already begun efforts to remove any related expenses. Further, the Company expects that synergies and efficiencies from a more robust unified platform will allow for further savings. On a proforma basis, the Company estimates that improvements to its current operations will result in a 40-50% reduction in costs compared to this reporting period. This will lead to a reduced cash burn as the Company continues to work towards a pathway to profitability.

Revenue was down 18% from the previous quarter increased 255% compared to the three months ended March 31, 2021. The reduction in revenue can be attributed to two primary reasons, the implementation of a new electronic medical record system (“EMR”) and secondly, the reduction in urgent care visits as COVID-19 cases reduced within the markets.

The launch of Athena Health, the EMR chosen to be rolled out Nationally, will lead to significant improvements in the operations and management of practices across multiple markets. As with any new software used at the point of care, training and new users will lead to reduced patient volume. This reduction is only temporary and since the launch in February and March, patient volumes in the primary care space have already returned to expected levels. The reduction in volume due to lower number of patients seeking care due to COVID-19 testing and affiliated symptoms is resultant of an improved health climate. This is a trend that affects all healthcare organizations across the country. Since the reduction in these office visits, the Company has begun to see an increase in primary care visits where patients looking to avoid unnecessary exposure are now returning for standard care treatments. The Company expects that as this trend normalizes in the coming quarter, the need for primary care will continue to increase. The Company is well positioned to meet this demand of patients and see continued growth.

However, Q1 2022 continued to be a challenging period for companies looking to raise additional capital due to macro factors affecting investors and the healthcare sector, similar to 2021. While markets have remained volatile, the Company has been limited in its ability to raise capital to support future acquisitions. While the pipeline continues to remain robust, these market forces have affected its ability to drive additional growth by way of acquisition, as part of a plan communicated in 2021.

The Company is excited to be able to communicate that over the last 6 months, its efforts to build a foundation to successfully integrate the practices that were acquired will lead to positive growth in the coming quarters and years. This foundation now presents a platform upon which patient growth, and transition to value can be established upon.

To expand on its journey to value, the Company has made two major subsequent announcements. The first was the completion and launch of a JV with CHS, a wholly owned subsidiary of Centene Corporation, a top national healthcare payor in the US. CHS along with Skylight, through the JV, will begin VBC contracting, and execution against these contracts. The strength that CHS brings in addition to its many years successfully managing and winning savings in the Medicare and Medicare Advantage space, will be its infrastructure and resources to support Skylight's journey. Skylight brings to the relationship, a partner committed to VBC, and a platform to rapidly grow the number of practices and patient panels to support these efforts. Together, the JV will mean significant growth opportunities as VBC care contracts can transform revenues and EBITDA contribution with its improved economic structure.

Secondly, the Company recently completed the acquisition of NMD, a primary care group in Florida that has over 2,400 Medicare Advantage ("MA”) lives at full risk through its 9 owned practices and an affiliate network. Contracted currently with Humana and CarePlus, NMD enables Skylight to accelerate its journey to value by establishing itself as a full risk player in the MA category in one of the fastest growing Medicare markets in the Country. Skylight is now able to leverage these contracts to support the expansion of programs to its Jacksonville market and leverage these skills and expertise to bring VBC to its other markets. With the NMD team, Skylight also welcomes over 5 years of experience in managing risk successfully and adding to its core capabilities. Under these contracts, Skylight will be able to recognize a fully capitated revenue model of between US $10-$12K per member per year as compared to the US $200-$400 per member per year in fee-for-service revenue. This transformative acquisition will bring significant growth to the top-line but also organic growth as the Company expands these plans to its other markets. Additionally, the capabilities through NMD and with the JV, allow Skylight to be well positioned to introduce other MA risk plans, thereby opportunities to further grow its patient panel.

While equity markets remain challenged due to macro conditions affecting the second half of 2021 and into 2022, the Company has been working diligently in 3 key areas: integration and implementation of infrastructure to support a profitable enterprise, continued diligence on key strategic acquisition opportunities while sourcing access to capital through non-dilutive alternatives, and lastly developing and building on partnership opportunities to establish a framework and entry for VBC in 2022. The private market for healthcare growth companies remains ripe for strategic investment with partners who share our long-term vision. While the Company has seen a slower trajectory to growth, this is a result of the Company’s focus in adapting to changing market conditions rather than a change in strategy in any capacity. The Company remains confident in its ability to acquire accretive revenue while continuing to grow organically, and will aim for transparency in keeping investors informed of its progress.

A large portion of the capital and operational costs over the last year represented investments in infrastructure in order to facilitate the integration of independent primary care practices as well as the progression towards VBC. The Company believes it has since surpassed expectations in this timing and will continue to diligently reduce costs with the goal of breaking even by the end of 2022.

Several large-scale initiatives that were executed through 2021 and into 2022 included the integration of technology systems in human resources, payroll, electronic health records and the implementation of improved benefits and insurance programs. These initiatives, while an investment in 2021 and early 2022, will lead to improved cost synergies and savings while driving future revenue growth through better practice management.

Each of these programs has now been executed and the Company is starting to see immediate improvements to its annual expenses under each of these initiatives. These initiatives will also support the implementation of business development activities which the Company has outlined as its priorities for 2022. These include a national contact center to boost patient access, improve service and drive revenue growth, in-house revenue cycle management, improved payor contract negotiations and the ability to better identify the shift to VBC care under certain payor agreements.

While the Company saw a reduction in revenue and contributing EBITDA from the divestiture of the legacy business in 2021, it expects to be able to continue to focus on its core primary care business and execute against its organic growth plan to boost annual revenues in its primary care business line. The shift to value in 2022, is also expected to boost annual per patient revenue both by way of increased fee-for-service rates as well as quality and outcome-based payments.

Skylight has seen a significant rise in expenses in the following major categories: salaries and wages, office and administration, professional fees, marketing activities and depreciation and amortization as a result of eight clinical acquisitions made since Q4 2020. Our commitment to centralizing shared services will help create offsets allowing the Company to realize economies of scale. As the Company is in rapid growth mode driven by both an aggressive mergers & acquisition strategy and a future focus on organically shifting to VBC reimbursement models, additional investments in these areas enable the development of core competencies to realize stronger future growth potential met with higher value payor contracts.

During the three months ended March 31, 2022, the items above totaled $10.5 million (three months ended March 31, 2021: $3.9 million). The Company bolstered its operational teams in the areas of clinical leadership, marketing, revenue cycle management, operations & integrations, and payor contracting. As the Company will continue to grow key team members, it is in a strong position today to begin integrating and preparing acquired practices towards the transition to VBC models.

The increase in salaries and wages during the three months ended March 31, 2022 is connected to the recruitment of key leadership, management and operational hires. This increase is also connected to focused short-term hires related to infrastructure buildout, such costs and expenses are expected to be eliminated as the Company completes execution of these one-time infrastructure initiatives. On a going forward basis, the Company expects to see further option issuances to employees as part of its human capital investment. Aligning employees to the growth of the Company is a strong differentiator and ensures a shared approach to driving shareholder value.

The increase in office and administration expenses during Q1 2022 versus Q1 2021 is related to the growth of the business due to the numerous acquisitions completed from Q4 2020 to Q3 2021, with increases to insurance, dues, and subscriptions also contributing. Compared to Q4 2021, office and administration remained at similar levels. The increases in professional fees and marketing fees during the Q1 2021 versus Q1 2021 mainly related to fees associated with the acquisition of new clinics during 2021. Compared to Q4 2021, professional fees and marketing fees have remained at similar levels.

The Company expects going forward that most investments made during the three months ended March 31, 2022 and the year ended December 31, 2021 will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth. Further, as the Company advances its participation in VBC programs, it expects to see increased expenses in the near term which will be offset by the expected growth in revenue through shared savings and more economical payor agreements.

The Company continues to demonstrate its capabilities to not just acquire but integrate and manage practices under its umbrella. Further, while the Company continues to drive top line growth, it will continue to work to create opportunities for organic revenue and cost synergies.

With a robust acquisition pipeline, experienced operational team, existing contracts for Medicare and managed care patients, and an active market to support organic growth to VBC, the Company believes it is well positioned for growth in the coming quarters.

The Company is also pleased to announce that its research division continues to see growth and future opportunities. Having already surpassed 2021 revenue in the first 5 months of 2022, the Company is seeing growth from both revenue and adoption of the program with its sponsors. The unique ability for an organization such as big pharma or biotech to leverage patient access and clinical support through one organization, enables Skylight to be a differentiator in the market and attract ongoing study proposals. As the Company is now already engaged in 10 active studies across 5 of its practices, it expects to increase the number of research sites and studies ongoing. The costs for running the research department are largely already realized within the practices. This maximizes the margin contribution from research and the Company expects this to support future growth of EBITDA and cash-flow.

Outlook

2022 Financial Performance Outlook:

Over the past 18-24 months, the Company has seen growth in annualized revenue from $13 million in revenue to over $70 million on a proforma basis today. As the Company continues to focus on integration and leveraging the revenue and cost synergies between its assets, it is also focused on a pathway to profitability. Based on performance today, the practices remain profitable from an operating model and where corporate and administrative expenses related to the public market listings and integrations have been the primary contributors to a negative EBITDA. Like with all integration efforts, the Company has seen a major cost reduction over the past few months and projects on a proforma basis, to be 40-50% lower than this reported quarter. With further synergies in the pipeline and improvements to revenues organically through MA contracting and other efforts, the Company expects to continue working towards a pathway to profitability.

The Company closed the quarter with $4.2 million in cash and a new debt facility which has $12.8 million (US $10.0 million) remaining to be drawn down. The Company remains committed to focusing on a positive bottom line, while minimizing the need for external capital. With the acquisition of NMD, and its JV with CHS, it expects to be able to begin recognizing revenue synergies in 2022 as it begins to onboard new MA members within its existing practices. This will allow the Company to focus on growing the revenues organically, improving contribution to the bottom line.

With the acquisition of NMD, the Company has now entered total cost of care or full risk contracts for MA in the state of Florida, which was originally planned for 2025. An important consideration for growth and margin recognition will be further explained in the Q2 MD&A segmentation of revenue. A full capitated risk contract reimburses the Company a fixed per member per month fee that is aligned with the condition(s) of a patient population within the group. This aggregation of conditions, or otherwise known as a risk score, determines the capitated amount. A higher risk score can mean a patient that requires more intervention and thus a higher fee. The capitated fee or benchmark can vary but Skylight can expect an average of US $10,000 – US $12,000, per member per year. The gross margin or contribution to Skylight is based on the benchmark minus the medical costs attributed to the patient during a given term. Gross margins in full risk models will generally be much lower than in a fee for service model as it is expected to be net of all medical expenses. However, the dollar value realized can be substantially higher. By accurately coding for risk score, and managing patient expenses, the contribution to a practice can be dramatically improved, maximizing the EBITDA contribution post clinical expenses. Prior to the acquisition, NMD has continued to operate in a surplus and Skylight expects this will continue to be the case post acquisition. Further, through the JV, the Company expects to further improve on the KPI's to increase contribution from the current plans.

Q1 2022 Financial Highlights**

(in 000s of dollars)	Three months ended
	March 31, 2022	December 31, 2021	March 31, 2021
Revenue	7,713	9,409	2,174
Cost of sales	4,285	4,082	974
Gross profit	3,428	5,327	1,200
Total operating expenses	11,009	12,983	4,936
Loss from continuing operations	(7,581)	(7,656)	(3,736)
Net loss from continuing operations	(8,303)	(8,187)	(3,254)
Net income from discontinued operations	–	5,931	857
Net loss	(8,303)	(2,256)	(2,397)
Adjusted EBITDA*	(6,673)	(5,075)	(1,877)

*Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted by significant nonrecurring, nonoperational expenses and partially offset by the cash impact of certain accounting treatments during the period. Please see the Company’s Management Discussion & Analysis for a detailed reconciliation to loss from continuing operations.

** Certain prior period financial information on the consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows have been updated to present the Legacy Business as discontinued operations and has therefore been excluded from continuing operations for all periods presented in this MD&A. This press release reflects only the results of continuing operations, unless otherwise noted.

Conference Call Details

The Company will host a conference call at 8:00am EDT on the morning of May 17, 2022 to discuss the financial results. If you would like to participate in the call, details can be found below. Please dial in approximately 10 minutes prior to the start of the call. An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended. within 24 hours after the live call has ended.

Date:	May 17, 2022
Time:	8:00am Eastern
US/Canada Toll Free Dial In:	1-800-319-4610
Toronto Local Dial In:	416-915-3239
International Dial In:	+1-604-638-5340
Call Name:	Skylight Health Group First Quarter 2022 Financial Results

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to VBC through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Non-GAAP Financial Measures

This Press Release contains references to EBITDA and Adjusted EBITDA. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as non GAAP measures. The non-GAAP measures used by the corporation may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, expenses related to listing on the Canadian Securities Exchange, depreciation, foreign exchange and financial expenses.

Adjusted EBITDA excludes the effect of share-based compensation expenses and related payroll taxes as well as removes substantial one-time costs for unusual business activities. Additional discussion on this can be found in the Skylight Health Management Discussion and Analysis filed on SEDAR.

The Company uses these non-GAAP measures because they provide additional information on the performance of its commercial operations. Such tools are frequently used in the business world to analyze and compare the performance of businesses; however, the Company’s definition of these metrics may differ from those of other businesses. Skylight Health will, at times, use certain non-GAAP financial measures to provide readers with additional information in order to assist investors in understanding our financial and operating performance. Skylight Health believes that these non-GAAP measures provide readers with useful information about the Company’s operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measures calculated in accordance with IFRS. See the Company’s unaudited Financial Statements for a reconciliation of the non-GAAP measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.